Enviro Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.admin@enviromission.com.au
W: www.enviromission.com.au


03037157

SUPPL

Friday 24 October, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 24 October 2003, released to the market today


PROCESSING
SECTION
RECEIVED
NOV 04 2003
181
WASH., D.C.
SEC

Yours faithfully

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

dlw 11/7

Enviro Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Friday, 24 October, 2003

COMPANY ANNOUNCEMENT

PROPOSED PLACEMENT

EnviroMission Limited announces it intends to proceed with a placement of up to 200,000 ordinary fully paid shares at $0.15 to raise up to a further $30,000 for working capital.

The placement will be undertaken pursuant to section 708 (8) of the Corporations Act.

Ends.

Ian Riley
Chief Financial Officer
EnviroMission Limited